

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

July 17, 2008

Mr. Burke Green
Principal Executive Officer
The Andina Group, Inc.
1297 N. Jodi Drive
Layton, UT 84041

Re: The Andina Group, Inc.
Amendment No. 1 to Form S-1
Filed June 17, 2008
File No. 333- 148967

Dear Mr. Green:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We have considered your response to comment two from our letter dated February 29, 2008 regarding your registration for resale of 2,146,600 shares of common stock, which represents 100% of the shares held by persons other than Mr. Burke Green, your sole officer and director, as well as 20% of Mr. Green's holdings. However, we note that 1,388,000 of the shares being offered were purchased for nominal consideration from Mr. Burke Green in November 2007 by two of Mr. Green's relatives and three other individuals, and that additional shares are being offered by relatives of Mr. Green. Tell us in your response letter what percentage each of these blocks of shares represents of your outstanding shares not held by affiliates. Given this apparently large percentage, the short time period most of these persons have held these shares and the relationships between the company, Mr. Burke Green and the selling shareholders, it appears that this registration statement is an indirect primary offering where the company is attempting to distribute a

significant number of shares into the market through these individuals to create a market for your securities.. If you agree, please revise the registration statement to fix the offering price of the securities for the duration of the offering and identify the selling stockholders as underwriters. If you disagree, please provide further analysis in your response letter as to why the offering is not an indirect primary offering by the company. Your analysis should address the length of time the shares have been held by each selling shareholder, the consideration paid for the shares and the percentage that the shares being offered represent of your outstanding shares held by non-affiliates. Focus in particular on the shares being offered by Messrs. Burke Green and by the five individuals who purchased a significant number of shares from Mr. Green in November 2007 for nominal consideration. In addition, we advise you that you are not entitled to use Rule 415(a)(4) if the securities are not qualified to be registered on Form S-3 , as you assert in your response. Refer to Rule 415, subparagraphs (a)(4) and (a)(1)(x), and SEC Release No. 33-8878 (December 19, 2007).

2.   We note your response to comment three from our letter dated February 29, 2008. Disclose whether the company, including through its controlling officer/director/shareholder, has any intention to engage in a reverse merger or similar transaction with another party now or in the foreseeable future.

Prospectus Summary, page 3

3.   We note your response to comment four from our letter dated February 29, 2008. Please provide additional disclosure to clarify the extent to which the company's activities have consisted of marketing the MonaVie products and the extent to which the compensation the company has received from KAATN and any other clients has been made pursuant to the MonaVie compensation structure. Clarify how Andina's marketing activities for MonaVie which you describe on page 21 may be considered separate from those of KAATN in light of the control over both companies exercised by Burke Green. Disclose the names of the parties receiving compensation pursuant to consulting services, as described on page 26, describe the specific services provided, and disclose whether such consulting fees have been made pursuant to the MonaVie compensation structure. We may have further comments.

The Offering, page 3

4.   Disclose the percentage of shares held by non-affiliates that the shares being offered represent.

Selling Stockholders, page 12

5.   In your response to comment six from our letter dated February 29, 2008, you state that you have revised the footnotes to the selling stockholders table to reflect familial and other

relationships between the company; however, there have been no changes made to the footnotes. Please advise or revise.

Other Provisions, page 19

6.   We note your response to comment nine from our letter dated February 29, 2008; however your counsel's consent has not been revised. Please have counsel revise her legal opinion/consent to consent to the reference to her opinion under "Other Provisions" on page 19.

Competitive Business Conditions, page 22

7.   We note your response to comment 11 from our letter dated February 29, 2008. Please disclose the basis of your comparison with the named firms and identify those that have any specialization in marketing network/multi-level marketing companies.

Dependence on One or a Few Major Customers, page 22

8.   We note your response to comments 12 and 18 from our letter dated February 29, 2008. Clarify here, and in the section entitled "Resolving Conflicts of Interest" how you negotiate the terms of your service arrangements with Mr. Burke Green's affiliate "as if it were an arms length transaction."

9.   Provide risk factor disclosure relating to the fact that you have had no contracts, formal or otherwise, with any of your clients regarding your services.

Liquidity and Capital Resources, page 28

10.   We note your response to comment 16 from our letter dated February 29, 2008 and your revised disclosure on page 29. Please disclose whether there is a formal, written agreement between the company and Mr. Burke Green under which Mr. Green will contribute funds to the company. Disclose the maximum amount of funds that Mr. Green is obligated or willing to provide.

Financial Statements—June 30, 2007 and March 30, 2008

11.   We note your response to comments 21 and 22. Identify all related party transactions and amounts on the face of your income statement, balance sheet, and statement of cash flows pursuant to 4-08(k) of Regulation S-X.

Burke Green
The Andina Group, Inc.
July 17, 2008
Page 4

12. Remove the assertion made in your policy footnote that the related party transactions were carried out as if they had been on an arm's length basis or substantiate it to us.

<u>Exhibits</u>

13. We note the revisions made to your legal opinion. Please revise to provide an opinion of counsel as to the legality of the securities being registered, indicating whether they will, when sold, be legally issued, fully paid and non-assessable.

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko, Staff Attorney, at (202) 551-3399, Kathleen Krebs, Special Counsel, at (202) 551-3810, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Justeene Blankenship, Esq.
Fax: (801) 274-1099